Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Quarter Ending March 31, 2022

(Expressed in Canadian Dollars)

TO THE SHAREHOLDERS OF AUSTIN GOLD CORP.:

Management’s Responsibility for Financial Reporting

The accompanying condensed consolidated interim financial statements of Austin Gold Corp. (the “Company”) are presented fairly herein and have been prepared by management in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB). Management acknowledges responsibility for the preparation and presentation of the condensed consolidated interim financial statements, including responsibility for significant accounting estimates and the choice of accounting principles and methods that are appropriate for the Company’s circumstances. The following unaudited condensed consolidated interim financial statements have been approved by the Company’s Audit Committee and Board of Directors.

“Dennis Higgs”	“Joseph Ovsenek”
Dennis Higgs	Joseph Ovsenek
President	Executive Chairman

Page | 2

Austin Gold Corp.

Condensed Consolidated Interim Statements of Financial Position

(expressed in Canadian dollars - Unaudited)

	Note	March 31, 2022 (Unaudited)	December 31, 2021 (Audited)
		$	$
ASSETS

Current assets
Cash		1,229,120	1,387,670
GST receivable		10,796	11,430
Prepaid expenses		12,137	4,719
Total current assets		1,252,053	1,403,819

Non-current assets
Exploration and evaluation assets	4	1,663,901	1,632,043
Marketable securities	3	145,313	249,562
Fixed assets		2,114	2,285
Total non-current assets		1,811,328	1,883,890

Total Assets		3,063,381	3,287,709

LIABILITIES

Current liabilities
Amounts payable and accrued liabilities	7, 8	57,933	77,048

EQUITY

Share capital	5a	3,689,258	3,689,258
Option reserves	5b	2,100,550	2,100,550
Accumulated other comprehensive loss		(20,619)	(6,119)
Deficit		(2,763,741)	(2,573,028)
Total equity		3,005,448	3,210,661

Total Liabilities and Equity		3,063,381	3,287,709

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Commitments (Note 6)

Subsequent events (Note 10)

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on May 16, 2022 and are signed on its behalf by:

“Dennis Higgs”	Director	”Joseph Ovsenek”	Director

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Austin Gold Corp.

Condensed Consolidated Interim Statements of Comprehensive Loss (Income)

(expressed in Canadian dollars - Unaudited)

		Three months ended March 31,
	Note	2022	2021
		$	$
Expenses
Consulting and management fees		1,618	4,204
Depreciation		171	245
Foreign exchange loss		2,348	7,683
General and administrative		2,695	2,082
Insurance		2,958	933
Investor relations		2,350	-
Listing and filing fees		2,430	-
Marketing		610	1,701
Professional fees		71,284	32,385
Loss (income) before other items		86,464	49,233
Realized gain on marketable securities	3	-	(500)
Unrealized loss (gain) on marketable securities	3	104,249	(74,558)
Net loss (income) for the period		190,713	(25,825)

Other comprehensive loss (income)
Items that may be reclassified to net loss:
Foreign currency translation loss		14,500	4,801
Comprehensive loss (income) for the period		205,213	(21,024)

Net income (loss) per common share
Basic and fully diluted		$(0.02)	$0.00

Weighted average number of common shares outstanding
Basic and fully diluted		9,517,000	9,515,202

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Austin Gold Corp.

Condensed Consolidated Interim Statements of Changes in Equity

(expressed in Canadian dollars - Unaudited)

	Note	Number of Shares	Share Capital	Option Reserves	Accumulated other comprehensive loss	Deficit	Total Equity
			$	$	$	$	$
December 31, 2020		9,512,000	3,674,258	2,100,550	(12,203)	(2,070,249)	3,692,356

Issuance of share capital per lease agreement	4d	5,000	15,000	-	-	-	15,000
Comprehensive income for the period		-	-	-	(4,801)	25,825	21,024
Balance March 31, 2021		9,517,000	3,689,258	2,100,550	(17,004)	(2,044,424)	3,728,380

Balance at December 31, 2021		9,517,000	3,689,258	2,100,550	(6,119)	(2,573,028)	3,210,661

Comprehensive loss for the period		-	-	-	(14,500)	(190,713)	(205,213)
Balance at March 31, 2022		9,517,000	3,689,258	2,100,550	(20,619)	(2,763,741)	3,005,448

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Austin Gold Corp.

Condensed Consolidated Interim Statements of Cash Flows

(expressed in Canadian dollars - Unaudited)

		Three months ended March 31,
	Note	2022	2021
		$	$
Cash flows used in operating activities
Net (loss) income for the period		(190,713)	25,825
Items not affecting cash:
Depreciation		171	245
Foreign exchange loss (gain)		(197)	(6,240)
Unrealized loss (gain) on marketable securities	3	104,249	(74,558)
Realized loss (gain) on marketable securities		-	(500)
		(86,490)	(55,228)
Changes in non-cash operating working capital:
Increase in prepaid expenses		(7,418)	(16,254)
Decrease (increase) in GST receivable		634	(487)
Increase in accounts payable and accrued liabilities		(19,115)	35,359
		(112,389)	(36,610)

Cash flows used in investing activities
Proceeds from sale of marketable securities	3	-	2,000
Payments for mineral property activities		(46,161)	(186,280)
		(46,161)	(184,280)

Increase (decrease) in cash		(158,550)	(220,890)
Cash – beginning of period		1,387,670	2,421,796
Cash – end of period		1,229,120	2,200,906
Non-cash investing and financing activity:
Common shares issued for exploration and evaluation assets		-	15,000

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(expressed in Canadian dollars - Unaudited)

1.	NATURE OF OPERATIONS

Austin Gold Corp. together with its subsidiary, Austin American Corporation (collectively referred to as the “Company” or “Austin Gold”), is focused on the exploration of mineral property interests in the state of Nevada, United States.

The Company was incorporated on April 21, 2020 in British Columbia. The Company’s registered office is at MNP Tower, 1021 West Hastings Street, 9th Floor, Vancouver, BC, Canada.

All amounts are expressed in Canadian dollars, except for certain amounts denoted in United States dollars (“US$”).

The Company has not yet determined whether its exploration and evaluation assets contain mineral reserves that are economically recoverable. The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves, and upon future profitable production. To date, the Company has not earned any revenues and is considered to be in the exploration stage.

These condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has not generated revenues from its operations to date. As at March 31, 2022, the Company has accumulated losses of $2,763,741 since inception and has working capital of $1,194,120. The operations of the Company have primarily been funded by the issuance of common shares. These condensed consolidated interim financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. Management estimates its current working capital will be sufficient to fund its current level of activities for the next twelve months.

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Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(expressed in Canadian dollars - Unaudited)

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by the Company and its wholly-owned subsidiary and to the period presented in these consolidated financial statements.

a.	Basis of presentation

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”), under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretation of the International Reporting Interpretations Committee (“IFRIC”). Accordingly, these condensed consolidated interim financial statements do not include all of the information and footnotes required by IFRS for complete financial statements for year-end reporting purposes. These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021 as they follow the same accounting policies under IFRS.

The Board of Directors of the Company approved these consolidated financial statements and authorized them for issue on May 16, 2022.

Basis of Measurement

These consolidated financial statements of the Company have been prepared on an accrual basis, and are based on historical costs, except for financial instruments measured at fair value.

Functional and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. The subsidiary’s functional currency is United States dollars. All financial information is expressed in Canadian dollars unless otherwise stated and has been rounded to the nearest dollar.

b.	Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiary, Austin American Corporation (“Austin NV”), from the Company’s incorporation on April 21, 2020. All significant intercompany accounts and transactions between the Company and its subsidiary have been eliminated upon consolidation.

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Austin American Corporation	Nevada, United States	100%	Exploration company

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Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022 and 2021

(expressed in Canadian dollars - Unaudited)

3.	MARKETABLE SECURITIES

The Company holds all marketable securities in an account with a Canadian broker.

Pursuant to a letter of intent with Nevada Exploration (see note 4a), on July 7, 2020 the Company participated in a private placement with Nevada Exploration Inc. purchasing 2,500,000 units at $0.20 per unit for a cost of $500,000. Each unit consists of one share, and one half of one warrant, with each whole warrant entitling the Company to acquire one share at a price of $0.50 per whole warrant for a period of 30 months following closing; provided that if either (or both) of the volume weighted average price or the closing price (or closing bid price on days when there are no trades) of the common shares of Nevada Exploration traded (or quoted) on the TSX-V is greater than $0.90 per share for 10 consecutive trading days, then Nevada Exploration shall have the right to accelerate the warrant expiry date to the 30th day after the date on which Nevada Exploration gives notice to the Company in accordance with the certificates representing the warrants.

As at March 31, 2022, the estimated fair value of the 2,231,000 (December 31, 2021: 2,231,000) shares held by the Company was $145,015 (December 31, 2021: $245,410) determined using the closing price on the TSX Venture Exchange and the estimated fair value of the 1,250,000 warrants was $298 (December 31, 2021: $4,152) determined using the Black-Scholes pricing model with the following assumptions:

	March 31, 2022	December 31, 2021
Share price	$0.065	$0.11
Exercise price	$0.50	$0.50
Volatility	91%	87%
Risk free interest rate	0.25%	0.25%
Expected life	0.77 years	1.02 years
Expected dividend yield	$nil	$nil

During the three-month period ended March 31, 2022, the Company recognized an unrealized loss on marketable securities of $104,249 (2021 – unrealized gain of $74,558).

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Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(expressed in Canadian dollars - Unaudited)

4.	EXPLORATION AND EVALUATION ASSETS

	Kelly Creek	Fourmile Basin	Lone Mountain	Miller Project	Total
	$	$	$	$	$
Balance at December 31, 2020	295,145	441,387	138,839	-	875,371

Expenditures:
Acquisition costs*	63,000	43,412	37,800	78,300	222,512
Consulting	827	27,004	9,152	2,660	39,643
Field work	-	2,337	-	-	2,337
Finders fees	-	-	-	12,630	12,630
Geophysics	-	-	-	4,016	4,016
Mapping	-	351	230	7,302	7,883
Mining rights and claim fees	120,907	69,309	101,266	145,189	436,671
Technical reports	1,426	7,759	14,287	-	23,472
Travel	-	6,130	-	-	6,130
Total exploration costs	186,160	156,302	162,735	250,097	755,294
Movement in foreign exchange	32	-	461	885	1,378
Balance at December 31, 2021	481,337	597,689	302,035	250,982	1,632,043

Expenditures:
Acquisition costs	-	-	-	31,655	31,655
Consulting	-	119	-	-	119
Finders fees	-	-	-	6,331	6,331
Geophysics	1,646	-	-	-	1,646
Mapping	-	-	-	6,410	6,410
Total exploration costs	1,646	119	-	44,396	46,161
Movement in foreign exchange	(6,464)	-	(3,869)	(3,970)	(14,303)
Balance March 31, 2022	476,519	597,808	298,166	291,408	1,663,901

*Acquisition costs includes pre-production payments, lease payments, and advanced royalty payments

a.	Kelly Creek Project, Nevada, United States

On May 29, 2020, the Company entered into a letter of intent, as amended on June 24, 2020 (the “JV LOI”), with Nevada Exploration Inc. (“Nevada Exploration”), which contemplated an option for the Company to earn up to a 70% interest in a joint venture (the “Option to Joint Venture”) with Nevada Exploration in Nevada Exploration’s Kelly Creek project, located in Humboldt County, Nevada (the “Kelly Creek Project”).

In accordance with the JV LOI, the Company agreed to purchase, pursuant to a private placement, 2,500,000 units at a price of $0.20 per unit of Nevada Exploration for a total amount of $500,000 (see note 3).

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Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(expressed in Canadian dollars - Unaudited)

4.	EXPLORATION AND EVALUATION ASSETS, continued

On July 7, 2020, pursuant to the JV LOI, the Company entered into a definitive agreement (the "JV Agreement") through Austin American Corporation (“Austin NV”), a wholly-owned subsidiary of the Company and Pediment Gold LLC (“Pediment”), a subsidiary of Nevada Exploration, whereby Austin NV will be able to exercise the Option to Joint Venture. On March 3, 2021, the Company signed an amendment to the JV Agreement that adjusted the minimum yearly expenditure requirements and extended the other deadlines within the agreement by one year.

In accordance with the JV Agreement, as amended, Austin NV may exercise the option to earn a 51% interest in the Kelly Creek Project by incurring the following minimum yearly expenditures toward exploration and development work at the Kelly Creek Project:

	Original	Amended
September 1, 2021	$1,000,000	$nil
June 1, 2022	$1,000,000	$nil
September 1, 2022	$nil	$750,000	*
June 1, 2023	$1,500,000	$1,000,000
June 1, 2024	$1,500,000	$1,500,000
June 1, 2025	$nil	$1,500,000

*$400,000 of which must be spent on geophysics, geochemistry, drilling, or other mutually agreed program.

During the earn in period, Austin NV will be the operator of the project.

Once the Option to Joint Venture has been exercised to earn the 51% interest, the Company and Pediment will enter into a joint venture agreement based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5A LLC Operating Agreement.

Pursuant to the JV Agreement, as amended, Austin NV shall have the option and right to increase its participating interest in the Kelly Creek Project by an additional 19% to a total of 70% (the “Additional Option”) by incurring additional yearly expenditures in the amount of $1,500,000 before each of June 1, 2026, June 1, 2027 and June 1, 2028 and by delivering a prefeasibility study prior to June 1, 2029. At Pediment’s election, which must be made within 120 days of the approval by the joint venture of a feasibility study, Austin Gold will be obligated to provide Nevada Exploration’s portion of any debt financing or arrange for third party financing of Nevada Exploration’s portion of any debt financing required to construct a mine on the project described in the feasibility study in consideration for the transfer by Pediment to Austin NV of a 5% interest in the Joint Venture. If a party is diluted to a 10% interest in the Joint Venture, its interest will be converted to a 10% net profits interest.

There are minimum annual royalty payments in two underlying agreements within the Kelly Creek Project: the Genesis agreement, and the Hot Pot agreement that the Company is also obligated to pay.

Under the Genesis agreement, the Joint Venture has the option to purchase 100% of the Genesis claims for USD$1,500,000 (as adjusted for inflation), subject to a 1.5% net smelter return royalty, and the following advance royalty payments:

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Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(expressed in Canadian dollars - Unaudited)

4.	EXPLORATION AND EVALUATION ASSETS, continued

October 1, 2020	US$20,000 (paid)
October 1, 2021	US$20,000 (paid)
October 1, 2022	US$20,000
October 1, 2023 and annually thereafter	US$50,000 (as adjusted for inflation)

The cumulative advance royalty payments shall be credited against royalty payment obligations and against the purchase price. Half of the net smelter return royalty can be bought for US$750,000 (as adjusted for inflation) and the royalty would then be 0.75%.

The Hot Pot lease is subject to the annual payment of US$30,000 due on September 16th each year (2020 and 2021 – paid). Under the Hot Pot agreement, any mineral production on the project is subject to a 3% net smelter return royalty to the property owner, subject to the Joint Venture’s right to reduce the royalty from 3% to 2% for US$2,000,000.

The Hot Pot lease and any additional property, if all or any part of such property lies within 2.5 miles of the original boundary of the Hot Pot property, is also subject to a 1.25% net smelter returns royalty in favour of Battle Mountain Gold Exploration Corporation.

b.	Fourmile Basin Property, Nevada, United States

On June 18, 2020 (the “Effective Date”), the Company entered into a mineral lease agreement (“Fourmile Mineral Lease”) with La Cuesta International, Inc. (“LCI”) for exploration and mining rights and access to certain mineral claims on the Fourmile Basin Property situated in Nye County, Nevada.

The primary term of the Fourmile Mineral Lease is for a period of 35 years from the Effective Date. The lease may be extended up to 50 years so long as the Company meets the required payments to LCI as outlined below. The agreement may extend past 50 years so long as active mining operations are then continuing on the premises, in which case the Fourmile Mineral Lease shall continue so long as such operations are being conducted.

Pursuant to the Fourmile Mineral Lease, the Company must make the following pre-production payments:

Effective Date	US$25,000 cash (paid) 33,333 Company shares (issued)
6 months after Effective Date (December 18, 2020)	US$5,000 cash (paid)
12 months after Effective Date (June 18, 2021)	US$10,000 cash (paid)
18 months after Effective Date (December 18, 2021)	US$10,000 cash (paid)
24 months after Effective Date (June 18, 2022)	US$15,000 cash
30 months after Effective Date and every 6 months thereafter	US$20,000 cash

Pre-production payments paid to LCI will apply to the entire premises and are deductible against future production royalties to be paid to LCI regardless of the year in which advance royalty payments are made.

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Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(expressed in Canadian dollars - Unaudited)

4.	EXPLORATION AND EVALUATION ASSETS, continued

In addition to pre-production payments, the Company must pay the annual claim fees and landholdings costs, as well as incur the following minimum exploration costs on the premises (or pay to LCI the equal amount in cash at the end of the relevant time period):

Year 1 from Effective Date	US$30,000 (fulfilled)
Year 2 to Year 3 from Effective Date	US$50,000

Work completed that exceeds the minimum requirement for a given year may be applied to requirements stipulated for subsequent years. Work commitments shall not be deducted against the production royalty.

Under the terms of the agreement, the Company must pay a production royalty of 2% of the net smelter returns for claims owned 100% by LCI, and 0.5% of the net smelter returns for third-pay claims and/or fee lands acquired within LCI’s area of influence. Payments to LCI totalling US$10,000,000 in any combination of pre-production payments, production and minimum royalties shall reduce LCI’s royalties by 50% to 1% and 0.25% respectively. Production royalties shall be paid quarterly and will be the greater of a) US$25,000 per quarter or b) the production royalty payable in accordance with the NSR

Royalty. Any positive difference in the quarterly payment between a) minus b) payable for that quarter shall be credited against the production royalty.

Mining Lease with NexGen Mining Incorporated

Under the terms of the Fourmile Mineral Lease, the Company must also fulfill certain obligations to NexGen Mining Incorporated (“NexGen”) who holds certain properties within the Fourmile Mineral Lease. Pursuant to this contingent lease agreement (the “NexGen Lease”), the Company must incur the following expenditures:

October 24, 2020	US$5,000 (fulfilled)
October 24, 2021	US$10,000 (fulfilled)
October 24, 2022	US$15,000 (fulfilled)
October 24, 2023	US$20,000 (US$10,000 fulfilled)
October 24, 2024 and every year thereafter	US$20,000

In the event any single year’s work requirement is not completed, the balance of the work commitment may be paid in cash to NexGen, and excess expenditures may be applied to subsequent year(s) expenditure commitment. Once the property is in production at a minimum sustained rate of 100 tons per day the work requirement shall be suspended for so long as the property remains in production at that rate. Advanced royalty payments, claim maintenance fees, and new claim staking and filing fees are not considered work commitment expenses.

On November 7, 2020, NexGen agreed to apply US$40,000 of work expenditures incurred by a prior lessee against the Company’s expenditure requirements. This agreement satisfied the Company’s work requirements for 2020, 2021, 2022, and US$10,000 of the October 2023 expenditures.

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Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(expressed in Canadian dollars - Unaudited)

4.	EXPLORATION AND EVALUATION ASSETS, continued

In addition to the work commitment expenses, the Company must make the following cash advanced royalty payments to NexGen:

October 24, 2020	US$10,000 (paid)
October 24, 2021	US$15,000 (paid)
October 24, 2022	US$20,000
October 24, 2023 and every year thereafter	US$25,000

The Company must also pay NexGen a 2.0% net smelter royalty and the Company has a royalty buy down under which the Company may purchase NexGen’s 2.0% net smelter royalty. The purchase price is US$250,000 for the first 1%, and US$500,000 for the remaining 1% of the total net smelter return reserved to NexGen.

c.	Lone Mountain Project, Nevada, United States

On September 15, 2020, the Company signed a Letter of Intent with NAMMCO (the “LOI”). The LOI contemplated that the agreement will be a lease with option to purchase mining claims located in Elko County, Nevada (the “Lone Mountain project”).

On November 1, 2020, pursuant to the LOI, the Company entered into a definitive agreement with NAMMCO through Austin NV. The agreement has a term of 10 years plus 10-year extensions so long as the minimum payments are paid. The owner will retain a 3% net smelter return royalty on the Lone Mountain project. At any time, the Company can buy one-half percentage point of the royalty for US$2,000,000, reducing the royalty from 3% to 2.5%.

The Company will have the option to purchase the entire interest in the Lone Mountain project, except for the royalty, at any time during the lease or the lease extension once the Company has made a discovery of equal to or greater than 0.5 million ounces of gold (or equivalent in other metals) or completed a pre-feasibility study. If the Company elects to exercise the option to purchase, the Company must pay the owner US$2,000,000. The purchase price shall be reduced by the pre-production payments paid to the date of purchase.

Pursuant to the agreement, the Company must make the following pre-production payments to NAMMCO:

Within 5 days of signing the lease	US$80,000 (paid)
November 1, 2021	US$30,000 (paid)
November 1, 2022	US$30,000
November 1, 2023	US$30,000
November 1, 2024	US$40,000
November 1, 2025 and each year thereafter	Increasing by US$10,000/year thereafter to a maximum of US$200,000

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Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(expressed in Canadian dollars - Unaudited)

4.	EXPLORATION AND EVALUATION ASSETS, continued

Each cash pre-production payment shall be credited against the purchase price until the purchase price is paid in full, then the pre-production payments will be credited against the future production royalties as an advance royalty.

Effective April 29, 2021, the Company signed an amendment to the Lone Mountain definitive agreement. Pursuant to the amended agreement, the Company will be required to pay the annual claim maintenance fees, and fulfill the following annual work commitments on the Lone Mountain project:

	Original	Amended
September 1, 2021	US$150,000	US$nil
September 1, 2022	US$250,000	US$400,000
September 1, 2023	US$300,000	US$300,000
September 1, 2024	US$300,000	US$300,000
September 1, 2025	US$400,000	US$400,000
September 1, 2026	US$400,000	US$400,000

The work commitment for September 2022 is a firm commitment. Work completed that exceeds the minimum requirement for a given year will be credited to the Company’s favour and credited to subsequent years. The work commitment terminates when US$1,800,000 has been expended on the property.

d.	Miller Project, Nevada, United States

On December 17, 2020, the Company signed a Letter of Intent (the “Miller LOI”) with Shea Clark Smith and Gregory B. Maynard (“Smith and Maynard”). The Miller LOI contemplates that the agreement will be a lease with option to purchase mining claims (the “Miller Lease”) located on the Carlin Trend in Elko County, Nevada (the “Miller Project”).

On February 1, 2021 pursuant to the Miller LOI, the Company entered into a definitive agreement with Smith and Maynard through Austin NV. The Miller Project was recommended to the Company by Bull Mountain Resources, LLC (“BMR”), and the Company will be required to make agent payments per the BMR Agreement outlined in Note 7.

Under the terms of the agreement, the Miller Lease is for a term of 35 years, with the following work commitments:

-	a firm commitment to drill 2,000 metres on the Miller Project within 18 months of the date the Company’s shares are listed on a stock exchange in either Canada or the United States (the “Listing Date”); and
-	a requirement to drill an additional 3,000 metres to be drilled within 36 months after the Listing Date to maintain the Miller Lease at the Company’s discretion.

Smith and Maynard will retain a 2% Net Smelter Return (“NSR”) royalty on production from within an area of influence around the Miller Project. 1% of the NSR can be purchased by the Company for

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Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(expressed in Canadian dollars - Unaudited)

4.	EXPLORATION AND EVALUATION ASSETS, continued

US$2,000,000, reducing the royalty to 1%. If the Company options or purchases claims within the area of influence from third parties, the royalty payable to Smith and Maynard on those optioned or purchased claims will be reduced to 0.5% NSR.

The Company is also required to make the following annual lease payments:

Within 5 days of signing the lease	US$50,000 (paid) 5,000 Company shares (issued)
February 1, 2022	US$25,000 (paid)
February 1, 2023	US$25,000
February 1, 2024 and each year thereafter	US$30,000 until a total of US$500,000 has been paid

Pursuant to the agreement, the Company will also be responsible for paying the annual claim maintenance fees and has staked additional claims to close gaps among the existing claim groups. Austin NV has the option to purchase the Miller lease outright at any time for US$500,000, which amount shall be reduced by the cumulative total of the lease payments previously paid.

The Miller Project consists of 117 claims in the original lease agreement, and an additional 164 claims which were staked in January of 2021 for a total of 281 unpatented lode mining claims covering approximately 23.5 km2. Although the Company has filed the required documentation with the BLM and county as required, there is currently a dispute on the ownership of 134 of the newly staked claims and on 36 of the original claims. The Company believes it is probable that a future benefit will flow to the Company, and as at March 31, 2022, the Company has capitalized US$88,888 of expenditures relating to their acquisition.

5.	SHARE CAPITAL AND RESERVES

a.	Authorized and issued share capital

At March 31, 2022, the Company’s authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

During the period ended March 31, 2022, the Company did not issue any shares.

b.	Stock options

The Company has adopted a stock option plan (the “Plan”) for its employees, directors, officers and consultants. The plan provides for the issuance of options to acquire up to a total of 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of 10 years with vesting provisions determined by the Company.

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Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(expressed in Canadian dollars - Unaudited)

5.	SHARE CAPITAL AND RESERVES, continued

	Number of stock options	Weighted average exercise price
		$
Outstanding as at December 31, 2020	716,663	3.00
Outstanding as at December 31, 2021	716,663	3.00
Outstanding as at March 31, 2022	716,663	3.00

At March 31, 2022, the following stock options were outstanding and exercisable:

Number of stock options	Exercise price per share	Expiry Date
	$	$
716,663	3.00	December 2030*

*subsequent to the quarter, 83,333 stock options expired. See note 10.

Number of stock options	March 31, 2022
Weighted average exercise price for exercisable options	$3.00
Weighted average share price for options exercised	-
Weighted average years to expiry for exercisable options	8.68 years

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Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(expressed in Canadian dollars - Unaudited)

6.	COMMITMENTS

Introductory Agent Agreement

The Company has signed an introductory agent agreement (the “BMR Agreement”) with Bull Mountain Resources, LLC (“BMR”). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, then the Company shall pay an introductory agent fee as follows:

Within 15 days of acquisition	US$5,000
6 months after acquisition	US$5,000
12 months after acquisition	US$5,000
18 months after acquisition	US$5,000
24 months after acquisition	US$7,500
30 months after acquisition	US$7,500
36 months after acquisition	US$10,000
42 months after acquisition	US$10,000
48 months after acquisition	US$15,000
Every 6 months thereafter	US$15,000

If commercial production is achieved on one or more mineral properties recommended by BMR and acquired or partially acquired by the Company, then the Company shall pay BMR a 0.5% net smelter returns royalty on all mineral interests acquired within the area of influence of the mineral property.

For each recommended mineral property acquired by the Company under the terms of the BMR Agreement, introductory agent fees and net smelter return royalty payments totaling US$1,000,000 paid by the Company to BMR shall reduce the net smelter return royalty by 50% to a 0.25% net smelter return royalty.

Other Commitments

The Company also has payment obligations relating to the Kelly Creek, Fourmile Basin, Lone Mountain, and Miller projects. See notes 4a, 4b, 4c, and 4d.

7.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company’s related parties include key management personnel and directors. Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Board and corporate officers.

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Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(expressed in Canadian dollars - Unaudited)

7.	RELATED PARTY TRANSACTIONS AND BALANCES, continued

	Three months ended March 31,
Compensation	2022	2021
	$	$
Management fees (i)	1,500	1,500
Accounting fees (ii)	1,200	4,200
	2,700	5,700

(i)	Management fees are compensation paid to an officer of the Company.
(ii)	Accounting fees are fees paid to the CFO for preparation of the financial statements.

During the three-month period ending March 31, 2022, the President of the Company incurred $3,169 for administration expenses on behalf of the Company. As at March 31, 2022, $3,169 (December 31, 2021: $nil) was payable to the President.

During the three-month period ending March 31, 2022, the Corporate Secretary of the Company incurred $524 for administration expenses on behalf of the Company. As at March 31, 2022, $524 (December 31, 2021: $nil) was payable to the Corporate Secretary of the Company.

During the period from incorporation on April 21, 2020 to December 31, 2020, the Company entered into a private placement and letter of intent with Nevada Exploration Inc., a company of which the President of the Company also serves as a director and non-executive chairman and the Corporate Secretary of the Company serves as a director. The Company also entered into an Option to Joint Venture on a project owned by a subsidiary of Nevada Exploration Inc. See notes 3 and 4a.

These transactions occurred in the normal course of operations and are therefore measured at their exchange amounts.

8.	FINANCIAL INSTRUMENT RISK

The Company’s financial instruments consist of cash, marketable securities and accounts payable. The fair values of these financial instruments approximate their carrying values, other than cash and marketable securities which are carried at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following summarizes fair value hierarchy under which the Company’s financial instruments are valued:

-	Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;
-	Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and
-	Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

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Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(expressed in Canadian dollars - Unaudited)

8.	FINANCIAL INSTRUMENT RISK, continued

The following financial instruments are recorded at fair value on a recurring basis as of March 31, 2022.

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Balance
	$	$	$	$
Assets
Cash	1,229,120	-	-	1,229,120
Marketable securities	145,015	-	298	145,313
Total assets measured at fair value	1,374,135	-	298	1,374,433

The Company examines the various financial instrument risks to which it is exposed and assesses any impact and likelihood of those risks.

Credit Risk

The Company’s primary exposure to credit risk is the risk of cash, amounting to $1,229,120 at March 31, 2022. As the Company’s policy is to deposit its cash with major Canadian banks, the credit risk is considered by management to be negligible. As at March 31, 2022, the Company had a receivable balance of $10,796, which primarily relates to GST receivable from the Canada Revenue Agency.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay liabilities as they come due. The Company’s only liquidity risk from financial instruments is its need to meet operating accounts payable requirements. The Company has maintained sufficient current asset balances to meet these needs at March 31, 2022.

Contractual undiscounted cash flow requirements for contractual obligations as at March 31, 2022 are as follows:

	Carrying Amount	Contractual Cash Flows	Within 1 year	Within 2 years	Within 3 years
	$	$	$	$	$
Accounts payable and accrued liabilities	57,933	57,933	57,933	-	-
Total as at March 31, 2022	57,933	57,933	57,933	-	-

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Austin Gold Corp.

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended March 31, 2022

(expressed in Canadian dollars - Unaudited)

8.	FINANCIAL INSTRUMENT RISK, continued

Foreign Exchange Risk

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates. The Company operates projects in the United States. As a result, a portion of the Company’s cash is denominated in US dollars and is therefore subject to fluctuation in exchange rates. As at March 31, 2022, a 10% change in the exchange rate between the Canadian and US dollar would increase (decrease) loss and comprehensive loss by $767 (December 31, 2021: $2,535).

9.	SEGMENT INFORMATION

The Company operates in one business segment being the exploration of mineral properties. The Company’s mineral property assets are all located in the United States.

10.	SUBSEQUENT EVENTS

On May 3, 2022 the Company announced the pricing of its initial public offering of 3,265,000 of its common shares at a price of US$4.00 per share. The Company also granted the underwriters a 30-day option to acquire an additional 489,750 shares to cover overallotments in connection with the offering.

On May 3, 2022, the Company received the receipt for the Prospectus from the British Columbia Securities Commission, the S-1 Statement was declared effective by the Securities and Exchange Commission, and the Common Shares were authorized for trading on the NYSE American

On May 4th, the Company’s shares commenced trading on the NYSE American under the symbol “AUST”.

On May 6, 2022 the Company announced the closing of its initial public offering of 3,265,000 common shares at a price of US$4.00 per share. The underwriters also exercised their option to acquire an additional 489,750 shares at a price of US$4.00 per share. After the underwriting discount and estimated offering expenses payable by the Company, the Company received net proceeds of approximately US$13.85 million.

On May 8, 2022, the 83,333 stock options granted to a former director expired. See note 5.

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